
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 19, 2007

Mr. Dennis J. Welhouse
Senior Vice President, Chief Financial Officer, and Secretary
Lexington Precision Corporation
800 Third Avenue
New York, NY 10022

Re: **Lexington Precision Corporation**
            Form 10-K for the fiscal year ended December 31, 2006
            Form 10-Q for the quarter ended March 31, 2007
            File No. 0-3252

Dear Mr. Welhouse:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 6. Selected Financial Data, page 13

1. We note that you are presenting EBITDA as an operating performance measure. It also appears that you are presenting EBITDA as a liquidity measure from your statement that it is used to evaluate the Company's ability to service debt. As such, please revise your disclosure to provide the following information, as required by Item 10(e) of Regulation S-K and questions 8 and 12 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:"

- Performance measure: Expand your discussion of the limitations of EBITDA to address how the exclusion of each item materially limits the usefulness of EBITDA. For instance you might expand your disclosures, in part, to address the limitations of EBITDA as a performance measure by providing the following information:
    o It does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue. Therefore, any measure that excludes interest expense has material limitations;
    o It does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to general revenue. Therefore, any measure that excludes depreciation and amortization expense has material limitations;
    o It does not include taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations.
- Performance measure: State how you compensate for the material limitations of using EBITDA.
- Performance measure: State the economic substance behind your decision to use such a measure.
- Performance measure: Please provide substantive reasons why management believes EBITDA provides useful information to investors.
- Liquidity measure: Reconcile EBITDA to cash flows from operating activities, as the most comparable liquidity GAAP financial measure, in addition to reconciling to net income.
- Liquidity measure: Present the three major categories of the statement of cash flows with equal or greater prominence.
Please note this comment applies to your quarterly filings as well as your annual filings.

2. Your use of the term EBITDA on page 14 should be changed to "adjusted EBITDA" as it is not consistent with your definition of the term on page 50. This is required due to your adjustment of the amounts presented for items which are not components of EBITDA as defined on page 50.

Critical Accounting Policies and Estimates
Valuation of Goodwill, page 31

3. We note that goodwill represents approximately 14% of your total assets. Due to the current downturn in the automotive industry, it appears to us that you should enhance your disclosures under critical accounting policies, in future filings, to provide a more comprehensive analysis of how you determined that no impairment was required. It appears to us that it may be useful to quantify and discuss the specific material assumptions underlying your impairment analyses and any other information you believe would be useful for investors to assess your impairment analysis. Please provide us your proposed disclosures.

Notes to the Consolidated Financial Statements

Note 6 – Employee Benefit Plans, page 52

4. We note that you have an Incentive Compensation Plan and the 2005 Stock Award Plan. Please revise your future filings to comply with the disclosure requirements set forth in paragraphs 64, A240 and A241 of SFAS 123(R).

Note 8 – Segments, page 55

5. In future filings please include revenues by product as required by paragraph 37 of SFAS 131.

Item 9A. Controls and Procedures, page 65

6. We note your disclosure that your "principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports you file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission." Please confirm to us, if true, and revise future filings to clarify that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and your principal financial officer, to allow timely decisions regarding required disclosure. Alternatively, you may revise future filings to conclude that your disclosure controls and procedures are "effective" or "ineffective" without providing any part of the definition of disclosure controls and procedures. See Exchange Act Rule 13a-15(e). Please note this comment also applies to your quarterly filings.

Form 10-Q for the period ended March 31, 2007

Liquidity and Capital Resources – Operating Activities, page 19

7. We note that your Accounts Receivable balance increased 40% from December 31, 2006. In light of your current cash flow and liquidity hardships, a more comprehensive discussion as to the reasons for this fluctuation may be important to your investors. Please enhance disclosures in future filings with a detailed discussion regarding this fluctuation and also with an analysis of your allowance for doubtful accounts. Please provide us your proposed disclosures.

8. We note your disclosure on page 26 of your Form 10-K which states, "the lenders have indicated that they will cease to provide funding under the revolving line of credit subsequent to May 7, 2007." Please tell us and include in your future filings the status of funding under your revolving credit arrangement.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief